June 28, 2005

Mr. Howard Efron
Staff Accountant
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	IDS Managed Futures II, L.P.
Amended Form 10-K for the fiscal year ended December 31, 2004
File No. 0-17443

Dear Mr. Efron,

We have amended the Form 10-K for the fiscal year ended December 31, 2004 for IDS Managed Futures II, L.P. to include the firm name of the accountants as well as the city and state of the office that performed the audit for KPMG LLP on the Report of Independent Registered Public Accounting Firm in Exhibit 13.01. We have obtained a manually signed audit report from our auditors in accordance with Rule 302 of Regulation S-T.

In addition, we have included the financial statements for IDS Managed Fund LLC in Exhibit 13.02.

We acknowledge that

*	CIS Investments, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
*	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*	CIS Investments, Inc. may not assert SEC staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The amended 10-K has been filed with EDGAR accordingly.

By: /s/ Shaun O'Brien

Shaun O'Brien Chief Financial Officer CIS Investments, Inc. June 28, 2005